January 3, 2025

D. Bryan Jordan
Chairman of the Board, President and Chief Executive Officer
First Horizon Corporation
165 Madison Avenue
Memphis, TN 38103

       Re: First Horizon Corporation
           Definitive Proxy Statement on Schedule 14A
           Response dated December 5, 2024
           File No. 001-15185
Dear D. Bryan Jordan:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Disclosure Review
Program